

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2002

Commission file number 33-25931

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201



SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Date: 6/26/03 By: [signature]

Theresa L. Hall, Vice President
Irwin Financial Corporation
Irwin Union Bank and Trust Company,
Trustee

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Financial Statements and Report
December 31, 2002 and 2001

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Contents
December 31, 2002 and 2001

Page(s)

Note: Other schedules required by the Department of Labor have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Participants and Administrator of
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 2, 2003

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Statements of Net Assets Available for Benefits
At December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ -	$ 3,822
Investments, at fair value	33,794,468	36,932,394
Loans to participants, at outstanding balances	1,010,912	1,041,218
Employer contributions receivable	2,060,003	1,759,712
Total assets	36,865,383	39,737,146
Liabilities		
Accrued expenses	896	881
Total liabilities	896	881
Net assets available for benefits	$ 36,864,487	$ 39,736,265

The accompanying notes are an integral part of these financial statements.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Investment loss:	
Net depreciation in the fair value of investments	$ (5,868,526)
Interest and dividends	552,291
Total investment loss	(5,316,235)
Contributions:	
Employer	2,679,294
Employee	3,349,170
Total contributions	6,028,464
Other:	
Administrative expenses	(4,845)
Benefits paid to participants	(3,579,162)
Total other	(3,584,007)
Decrease in net assets available for benefits	(2,871,778)
Net assets available for benefits	
Beginning of year	39,736,265
End of year	$ 36,864,487

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible employees of Irwin Mortgage Corporation (the "Company") who have elected to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may contribute between 1% and 14% of their compensation, as defined. The Company will match 100% of the employees' contributions, up to 2% of earnings but not to exceed $1,000 per year. Additionally, at the end of each calendar year, the employer may contribute and allocate to each participant's account a profit-sharing percentage of compensation if the participant contributes at least 2% of his compensation to the Plan. The profit-sharing percentage is determined annually by the employer based on a predetermined formula which measures the annual financial performance of the Company. The Board authorized a profit-sharing contribution of approximately $2,060,000 to the Plan for 2002.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on earnings or account balances, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0 %
Greater than 1 but less than 2	20 %
Greater than 2 but less than 3	40 %
Greater than 3 but less than 4	60 %
Greater than 4 but less than 5	80 %
5 or more	100 %

Vesting in profit sharing contributions is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 3	0 %
Greater than 3 but less than 5	50 %
5 or more	100 %

Investment Options
Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan. Such elections may be changed on a daily basis.

Participants Loans Receivable
Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lessor of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50 percent of the participant's vested pre-tax employee and Company contributions. Interest is charged at the prime rate in effect on the date the loan application is processed by the Trustee. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Benefits Payments
Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

Forfeited Accounts
Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions. For the year ended December 31, 2002, forfeitures resulting from withdrawn participants utilized to reduce employer contributions were $75,768.

Administrative Expenses
Certain administrative expenses are paid by the Company.

2. **Summary of Accounting Policies**

Basis for Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock of the Company's parent company, Irwin Financial Corporation, is valued at its quoted market price. Participant loans receivable are valued at the unpaid principal balance plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments
Benefits are recorded when paid.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts.

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. Investments

Investments at December 31, 2002 and 2001 consist of the following:

	2002		2001	
	Cost	Fair Value	Cost	Fair Value
Mutual funds				
Putnam Lord Abbett Mid Cap Value	$ 112,981	$ 115,003	$ -	$ -
Putnam Royce Opportunity Fund	57,329	57,279	-	-
Putnam Stable Value Fund	1,168,205	1,168,205	-	-
Putnam Fund for Growth and Income	5,885,449	4,471,715	6,175,826	5,705,931
Putnam Income Fund	2,802,754	2,805,335	2,768,599	2,668,070
Putnam Vista Fund	2,655,239	1,398,486	2,971,408	2,010,635
Putnam Voyager Fund	4,373,451	2,746,561	4,686,497	3,795,190
Putnam OTC and Emerging Growth Fund	2,994,789	1,122,721	3,221,341	1,459,162
Putnam New Opportunities Fund	3,721,872	1,986,413	4,092,708	2,809,076
Putnam International Equity	4,735,674	4,061,537	-	-
Putnam International Growth Fund	-	-	4,875,156	4,925,566
Putnam Money Market Fund	4,161,835	4,161,835	4,187,590	4,187,590
Putnam Asset Allocation Growth Fund	438,652	328,830	352,428	280,901
Putnam Asset Allocation Balanced Fund	451,670	368,821	356,529	313,313
Putnam Asset Allocation Conservative Fund	383,039	335,577	331,127	299,420
Putnam S&P 500 Index Fund	1,470,399	1,159,745	1,220,031	1,180,398
Putnam High Yield Advantage Fund	405,288	333,367	291,208	246,191
	35,818,626	26,621,430	35,530,448	29,881,443
Common stock				
Irwin Financial Corporation Stock Fund	6,060,197	7,173,038	5,576,506	7,050,951
Total Investments	$ 41,878,823	$ 33,794,468	$41,106,954	$36,932,394

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,868,526 as follows:

Mutual funds	$ (5,635,235)
Common stock	(233,291)
	$ (5,868,526)

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2002 and December 31, 2001 per the financial statements to the Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 36,864,487	$ 39,736,265
Fees payable	896	881
Net assets available for benefits per the Form 5500	$ 36,865,383	$ 39,737,146

7. Party-in-Interest Transactions

Transactions involving participant loans, the Irwin Financial Corporation Stock Fund and the funds administered by Putnam Fiduciary Trust Company, the trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CFR 408(b) of the ERISA regulations.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
Schedule of Assets (Held at End of Year)
At December 31, 2002

Schedule I

	Principal Amount or Number of Shares/Units	Cost	Fair Value
Putnam mutual funds			
Putnam Lord Abbett Mid Cap Value *	7,473	$ 112,981	$ 115,003
Putnam Royce Opportunity Fund *	7,814	57,329	57,279
Putnam Stable Value Fund *	1,168,205	1,168,205	1,168,205
Putnam Fund for Growth and Income *	316,246	5,885,449	4,471,715
Putnam Income Fund *	419,960	2,802,754	2,805,335
Putnam Vista Fund *	233,470	2,655,239	1,398,486
Putnam Voyager Fund *	216,095	4,373,451	2,746,561
Putnam High Yield Advantage Fund *	64,731	405,288	333,367
Putnam OTC and Emerging Growth Fund *	222,762	2,994,789	1,122,721
Putnam New Opportunities Fund *	69,870	3,721,872	1,986,413
Putnam Asset Allocation Growth Fund *	41,519	438,652	328,830
Putnam Asset Allocation Balanced *	44,117	451,670	368,821
Putnam Asset Allocation Conservative Fund *	42,264	383,039	335,577
Putnam S&P 500 Index Fund *	53,593	1,470,399	1,159,745
Putnam International Equity *	247,504	4,735,674	4,061,537
Putnam Money Market Fund *	4,161,835	4,161,835	4,161,835
		$ 35,818,626	$ 26,621,430
Irwin Financial Corporation Stock Fund			
Irwin Financial Corporation common stock*	434,730	$ 6,060,197	$ 7,173,038
Loan Fund			
Participant loans, fully amortized, various maturities*		$ -	$ 1,010,912

* Denotes party-in-interest.